                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K

(Mark One)

          [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 29, 2000

                                      OR

          [_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _______


Commission file number:  1-5418


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  SUPERVALU RETAIL OPERATIONS PROFIT SHARING
                     AND SUPER SAVER PLAN TRUST AGREEMENT,
                                  AS AMENDED


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                SUPERVALU INC.
                            11840 Valley View Road
                         Eden Prairie, Minnesota 55344

                       FINANCIAL STATEMENTS AND EXHIBITS

     The following financial statements of SUPERVALU Retail Operations Profit Sharing and Super Saver Plan Trust Agreement, as Amended are included herein:

1.   Independent Auditors' Report of KPMG LLP dated August 11, 2000.

2. Statements of Net Assets Available for Plan Benefits January 31, 2000 and February 28, 1999.

3. Statements of Changes in Net Assets Available for Plan Benefits for the eleven months ended January 31, 2000 and the Year Ended February 28, 2000.

4. Notes to the Financial Statements for the Eleven Months Ended January 31, 2000 and February 28, 1999.

5.   Independent Auditors' Consent of KPMG LLP.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the SUPERVALU Retail Operations Profit Sharing and Super Saver Plan Trust Agreement, as Amended has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                 SUPERVALU RETAIL OPERATIONS PROFIT SHARING AND SUPER SAVER PLAN TRUST AGREEMENT, AS AMENDED

DATE: August 24, 2000            By: SUPERVALU INC., the plan administrator


                                     By: /s/ Pamela K. Knous
                                         -------------------
                                         Pamela K. Knous
                                         Executive Vice President and
                                         Chief Financial Officer

        SUPERVALU RETAIL OPERATIONS PROFIT SHARING AND SUPER SAVER PLAN

                               Table of Contents

                                                                   Page
Independent Auditors' Report                                          1

Statements of Net Assets Available for Plan Benefits                  2

Statements of Changes in Net Assets Available for Plan Benefits       3

Notes to Financial Statements                                         4

                         Independent Auditors' Report

Administrative Committee
SUPERVALU INC.
Eden Prairie, Minnesota:

We have audited the accompanying statements of net assets available for plan benefits of the SUPERVALU Retail Operations Profit Sharing and Super Saver Plan (the Plan) as of January 31, 2000 and February 28, 1999, and the related statements of changes in net assets available for plan benefits for the eleven months ended January 31, 2000 and fiscal year ended February 28, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of January 31, 2000 and February 28, 1999, and the changes in net assets available for plan benefits for the eleven months ended January 31, 2000 and the fiscal year ended February 28, 1999, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP

August 11, 2000

        SUPERVALU RETAIL OPERATIONS PROFIT SHARING AND SUPER SAVER PLAN

             Statements of Net Assets Available for Plan Benefits

                    January 31, 2000 and February 28, 1999

                                                                                                2000            1999
                                                                                           -----------     -----------
Assets:
    Investments in SUPERVALU INC. 401(k) Master Trust, at fair value                       $        --       2,562,861

    Contributions receivable from employees                                                         --           2,089

Liabilities:
    Expenses payable                                                                                --         (17,009)
                                                                                          ------------     -----------

Net assets available for plan benefits                                                    $         --       2,547,941
                                                                                          ============     ===========

See accompanying notes to financial statements.

        SUPERVALU RETAIL OPERATIONS PROFIT SHARING AND SUPER SAVER PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

          Eleven months ended January 31, 2000 and fiscal year ended
                               February 28, 1999


                                                                                            2000              1999
                                                                                        -------------     ------------
Additions:
    Investment income from SUPERVALU INC. 401(k) Master Trust:
      Interest and dividends                                                            $      15,378           14,779
      Net appreciation in fair market value of investments                                    252,777        1,093,209
                                                                                        -------------     ------------

                                                                                              268,155        1,107,988
                                                                                        -------------     ------------

    Contributions:
      Participants'                                                                            96,130          108,025
                                                                                        -------------     ------------

             Total additions                                                                  364,285        1,216,013

Deductions:
    Distributions to participants                                                            (244,315)        (285,265)
    Administrative expenses                                                                    (1,213)         (23,838)
                                                                                        -------------     ------------

             Total deductions                                                                (245,528)        (309,103)

Transfers to other plans                                                                   (2,666,698)      (8,157,396)
                                                                                        -------------     ------------

             Net decrease                                                                  (2,547,941)      (7,250,486)

Net assets available for plan benefits:

    Beginning of period                                                                     2,547,941        9,798,427
                                                                                        -------------     ------------

    End of period                                                                       $          --        2,547,941
                                                                                        =============     ============

See accompanying notes to financial statements.

        SUPERVALU RETAIL OPERATIONS PROFIT SHARING AND SUPER SAVER PLAN

                         Notes to Financial Statements

                    January 31, 2000 and February 28, 1999

(1) Summary Description of the Plan

    The following description of the SUPERVALU Retail Operations Profit Sharing and Super Saver Plan (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

    The Plan is a defined contribution plan and is subject to the provisions of Title I of the Employee Retirement Income Security Act of 1974 (ERISA).

    The Plan was established for employees of Twin Valu Stores, Inc. and SUPERVALU Pharmacies, Inc. (SUPERVALU). For fiscal 1999, all nonunion employees, unless such union agreement specifically provides for their inclusion in the Plan, age 21 or older who have completed one year of service with SUPERVALU with at least 1,000 hours in each year may participate. Eligible employees may enroll in the Plan on the next open enrollment date.

    The Plan allows for employee contributions under Section 401(k) of the Internal Revenue Code, under which participants may contribute from 1% to 9% of their recognized compensation to the Plan. A discretionary contribution may be made by SUPERVALU at any time as determined by the Administrative Committee, depending upon the performance of each profit center. To receive this additional contribution, the participant must have worked 1,000 hours during the plan year and be employed on the last day of the plan year, except in the case of death, disability, or retirement after age 62 during the plan year. No employer contributions were made for fiscal plan years ended January 31, 2000 and February 28, 1999.

    All amounts contributed by employees are 100% vested at all times. Employer contributions are vested 20% after three years, 40% after four years, 60% after five years, 80% after six years, and 100% at seven years. Forfeitures of nonvested amounts shall be used to restore forfeited accounts of rehired participants. Any remaining amounts are used to reduce the employer contributions. Participant and employer contributions may be directed into one or more of four funds within the SUPERVALU INC. 401(k) Master Trust (the 401(k) Master Trust) for fiscal 1999: (a) the SUPERVALU INC. Fixed Fund, (b) the Equity Index Fund, (c) the Brinson Global Equity Fund, or (d) the Wedge Small Cap Fund. Effective March 1, 1999, three additional funds were added as options to participants. The three funds are the Roxbury Mid Cap Equity Fund, the Nicholas Applegate International Fund, and the SUPERVALU Common Stock Fund.

    Effective February 1, 2000, the Plan merged into the SUPERVALU Retail Employees' 401(k) Plan (formerly the Cub Foods Retail Clerks 401(k) Plan). Net transfers to other plans of $2,666,698 in fiscal 2000 represent the activity of this plan merger. As a result, the assets of the Plan at January 31, 2000 are zero and the Plan is terminated.

    Effective December 1, 1998, the Plan accounts of participants who had previously transferred among plans within the 401(k) Master Trust were consolidated, resulting in each participant having only one account within the Master Trust. Transfers to other plans of $8,157,396 in fiscal 1999 reflect the net results of this activity in the Plan.

    Benefits under the Plan are payable in a lump sum.

                                                                     (Continued)

        SUPERVALU RETAIL OPERATIONS PROFIT SHARING AND SUPER SAVER PLAN

                         Notes to Financial Statements

                    January 31, 2000 and February 28, 1999

    Participants currently employed by SUPERVALU can withdraw their employee contributions and rollover contributions at any time. Participants may receive an in-service hardship distribution from the vested portion of their accounts after completing the appropriate application forms and receiving approval from the Administrative Committee.

    Loans are available to all participants of the Plan and may not exceed the lesser of 50% of the vested amount of the borrower's total account or $50,000. The interest rate on any loan shall be equal to the prime rate as published by the Wall Street Journal for the last business day of the calendar month in which the loan was granted, plus 1%. Principal and interest are repaid monthly through payroll deductions, and the maximum term of any loan is five years. Loan interest rates ranged from 8.75% to 10.00%.

(2) Summary of Significant Accounting Policies

    (a) Basis of Presentation

        The financial statements of the Plan are presented on the accrual basis of accounting.

    (b) Investments

        Investment assets of the Plan are stated at current fair value. Investments in various funds represent the Plan's pro rata share of the quoted market value of the funds' net assets as reported by the Trustee.

        Purchases and sales of securities are recorded on a trade-date basis.

    (c) Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

    (d) Expenses

        The reasonable expenses of administering the Plan shall be payable out of the Plan's funds except to the extent that the Company, in its discretion, directly pays the expenses. The Company has paid certain administrative expenses of the Plan.

(3) Trustee

    Bankers Trust Company (the Trustee) has been appointed as Trustee and custodian of the Plan's assets. The trust agreement stipulates that the Trustee may resign at any time by giving 30 days' written notice to the Administrative Committee. The Administrative Committee may remove the Trustee at any time by giving 30 days' written notice of such action to the Trustee.

                                                                     (Continued)

        SUPERVALU RETAIL OPERATIONS PROFIT SHARING AND SUPER SAVER PLAN

                         Notes to Financial Statements

                    January 31, 2000 and February 28, 1999

(4) Investments

    Under the terms of the trust agreement, the Trustee manages investments on behalf of the plans. In accordance with the trust agreement, certain assets of the Plan are held together with assets of other plans sponsored by SUPERVALU INC. in the 401(k) Master Trust. The Trustee has been granted discretionary authority concerning the purchases and sales of the investments.

    The 401(k) Master Trust administers the SUPERVALU Wholesale Employees' 401(k) Plan, the SUPERVALU Retail Employees' 401(k) Plan, the SUPERVALU Pre-tax Savings and Profit Sharing Plan, the Pittsburgh Division Profit Sharing Plan, the Wetterau Incorporated Moneybuilder Plan and Trust for Collective Bargaining Employees, and the SUPERVALU Retail Operations Profit Sharing and Super Saver Plan. On February 1, 2000, the Wetterau Incorporated Moneybuilder Plan and Trust for Collective Bargaining Employees merged into the SUPERVALU Wholesale Employees' 401(k) Plan. Also on February 1, 2000, the SUPERVALU Retail Operations Profit Sharing and Super Saver Plan merged into the SUPERVALU Retail Employees' 410(k) Plan.

    The Trustee allocates interest and investment income, and net appreciation (depreciation) in fair value to each of the funds in the 401(k) Master Trust based on the actual performance of each fund. The plans' assets are invested in the SUPERVALU INC. Fixed Fund, the Equity Index Fund, the Brinson Global Equity Fund, the Wedge Small Cap Fund, the Roxbury Mid Cap Equity Fund, the Nicholas Applegate International Equity Fund and the SUPERVALU Common Stock Fund. The Trustee also maintains a Short-Term Investment Fund, which is utilized as a clearing account for transactions. Financial information related to the 401(k) Master Trust is prepared and filed in accordance with the Department of Labor's regulations.

    The Plan recordkeeper (Hewitt Associates LLC) allocates interest and investment income, net realized (unrealized) gains and losses, and administrative expenses to each of the plans in the 401(k) Master Trust. The Loan Fund, however, is based on the actual participant loan activity for each plan. Separate accounts are maintained by the recordkeeper for participants in each plan, and funds may be distributed to or withdrawn by participants in accordance with the appropriate plan's terms.

                                                                     (Continued)

        SUPERVALU RETAIL OPERATIONS PROFIT SHARING AND SUPER SAVER PLAN

                         Notes to Financial Statements

                    January 31, 2000 and February 28, 1999

    Fair values of investments in the 401(k) Master Trust are as follows:

                                                                                        February 29,      February 28,
                                                                                            2000              1999
                                                                                       ---------------   ---------------
      Investments at fair value:
         Collective investment fund held by:
            SUPERVALU INC. Fixed Fund                                                  $   154,108,534       151,850,543
            Equity Index Fund (BT Pyramid
              Equity Index Fund)                                                           216,357,672       220,402,391
            Brinson Global Equity Fund                                                      12,059,937        15,578,580
            Wedge Small Ca Fund (BT                                                            779,076
              Pyramid Russell 2000 Fund)                                                                         481,962
            Roxbury Mid Cap Equity Fund                                                      1,308,973                --
            Nicholas Applegate International Equity Fund                                    36,144,020                --
         SUPERVALU Common Stock Fund                                                           813,509           827,811

         Common stock held by:
            Wedge Small Cap Fund                                                            23,332,609        25,510,678
            Roxbury Mid Cap Equity Fund                                                     23,310,628                --
            SUPERVALU Common Stock Fund                                                     23,584,877        23,961,328

         Cash and cash equivalents                                                             547,254           330,965
         Accrued income                                                                        240,375         1,918,371
         Due from (to) broker                                                                   77,906        (2,188,734)
         Loans receivable from participants                                                 14,505,298        12,247,152
                                                                                       ---------------   ---------------
                                                                                       $   507,170,668       450,921,047
                                                                                       ===============   ===============

Investment income for the 401(k) Master Trust for the fiscal years ended February 29, 2000 and February 28, 1999, is as follows:

                                                                February 29,         February 28,
                                                                    2000                 1999
                                                              ---------------      ---------------
      Net appreciation (depreciation) in
         fair value of investments:
           Collective investment funds                        $    42,654,079           36,507,740
           Common stock                                            (1,967,946)          (7,351,854)
                                                              ---------------      ---------------
                                                                   40,686,133           29,155,886
      Interest                                                      1,390,999              995,478
      Dividends                                                     2,274,881            2,833,827
                                                              ---------------      ---------------

                                                              $    44,352,013           32,985,191
                                                              ===============      ===============

                                                                     (Continued)

        SUPERVALU RETAIL OPERATIONS PROFIT SHARING AND SUPER SAVER PLAN

                         Notes to Financial Statements

                    January 31, 2000 and February 28, 1999

    At January 31, 2000 and February 28, 1999, the Plan held 0% and 0.6%, respectively, of the 401(k) Master Trust assets.

(5) Federal Income Tax Status

    The Plan received a favorable determination letter from the Internal Revenue Service dated April 24, 1996, indicating that the Plan met the requirements of Section 401(a) of the Internal Revenue Code (the Code) and that the trust established in connection therewith is exempt from federal income tax under
    Section 501(a) of the Code. The Company believes the Plan met the requirements of Section 401(a) of the Code through the date it was merged into the SuperValu Retail Employees' 401(K) Plan (see Note 1) and that the related trust is exempt from income tax under Section 501(a) of the Code. Therefore, no provisions for income taxes have been made.

(6) Party-in-interest Transactions

    The Plan engages in transactions involving the acquisition and disposition of investment funds with Bankers Trust Company, the Trustee, and the 401(k) Master Trust, who are parties-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transactions" provision of ERISA and the Internal Revenue Code.

(7) Reconciliation of Financial Statements to Form 5500

    The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                                             January 31,       February 28,
                                                                                2000               1999
                                                                          -----------------   ---------------
          Net assets available for benefits per the
             financial statements                                         $            --           2,547,941
          Amounts allocated to withdrawing participants                                --              (5,148)
                                                                          -----------------   ---------------
                Net assets available for benefits
                    per Form 5500                                         $            --           2,542,793
                                                                          =================   ===============

    The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the fiscal year ended:

                                                                         January 31,
                                                                            2000
                                                                        ------------
Benefits paid to participants per the financial statements              $    244,315
Less: Amounts allocated to withdrawing participants at
    February 28, 1999                                                         (5,148)
                                                                        ------------

             Benefits paid to participants per Form 5500                $    239,167
                                                                        ============

    Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to February 28, 1999 but not paid as of that date.